CAPITAL BENEFITS, LLC
                                                        LETTERHEAD

                                                        2015-A Osborne Rd.
                                                        St. Marys, Georgia 31558
                                                        (912) 882-8851

January 20, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Securities
100 F Street, N.E.
Washington, D.C. 20549

Re:   Registration Statement of Capital Benefits, LLC on Form S-1
      File No. 333-98651

Ladies and Gentlemen:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Capital Benefits, LLC (the "Company") hereby applies for an order from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") granting the immediate withdrawal of the Company's Registration Statement on Form S-1, Commission File No. 333-98651, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Commission on August 23, 2002 and last declared effective by the Staff pursuant to delegated authority on Post-Effective Amendment No. 5 on November 23, 2005.

      Pursuant to the Registration Statement, the Company proposed to register for sale a minimum of 2,500 units and a maximum of 100,000 units at $1,000 per unit (the "Units"), with each Unit representing fractional membership interests in the Company. On January [17], 2006, however, the Company decided to withdraw the Registration Statement after it had weighed the costs of being a public company with the potential benefits and decided to limit themselves for the time being to private placements. No Units were ever sold in connection with the offering contemplated by the Registration Statement. Since the public offering was not consummated and the Company no longer intends to pursue such public offering, the Company now proposes to withdraw the Registration Statement pursuant to Rule 477.

      Accordingly, the Company requests that an order granting the withdrawal of the Registration Statement be issued by the Commission. Upon the grant of the Commission's consent to this request, please return a dated copy of the order granting such withdrawal to the undersigned. The Company understands that the filing fees paid by the Company will be held by the Commission pursuant to Rule 477 under the Act, and, pursuant to Rule 457(p) under the Act, may be applied to a subsequent registration statement.

      If you require any additional information, please do not hesitate to contact Elliot H. Lutzker of Robinson & Cole, LLP at (212) 451-2906.

                                                 Very truly yours,

                                                 /S/ Brittany M. Ellis
                                                 -------------------------------
                                                 Brittany M. Ellis
                                                 President  (Principal Executive
                                                 Officer and Principal Financial
                                                 Officer)

Cc:   Elliot H. Lutzker